Via Facsimile and U.S. Mail
Mail Stop 6010

October 27, 2008

Charles A. Fust
Chairman of the Board and Chief Executive Officer
SinoFresh HealthCare, Inc.
787 Commerce Drive
Venice, Florida 34292

Re: SinoFresh HealthCare, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-49764

Dear Mr. Fust:

        We have completed our review of your Form 10-KSB and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief